UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

SMART Technologies Inc.

(Exact Name of Registrant as Specified in Charter)

Alberta, Canada	001-34798	Not applicable
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

3636 Research Road NW		T2L 1Y1
(Address of Principal Executive Offices)		(Postal Code)

Jeffrey A. Losch
Vice President, Legal and General Counsel, and Corporate Secretary		403-245-0333

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of SMART Technologies Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://smarttech.com/About+SMART/About+SMART/Commitment/Conflict+Minerals.

Section 2 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ Jeffrey A. Losch
Name:	Jeffrey A. Losch
Title:	Vice President, Legal and General Counsel, and Corporate Secretary

Date: May 28, 2014